=====================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           _____________

                          SCHEDULE 13D/A

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2

                        (AMENDMENT NO. 14)

                       ATLANTIC REALTY TRUST

                         (NAME OF ISSUER)

  COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
     ---------------------------------------------------------
                   (Title of Class of Securities)


                            048798-10-2
--------------------------------------------------------------------
                          (CUSIP Number)

                           MILTON COOPER
                     KIMCO REALTY CORPORATION
                      3333 NEW HYDE PARK ROAD
                   NEW HYDE PARK, NY 11042-0020
                          (516) 869-9000
     ---------------------------------------------------------
           (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and
                          Communications)


                           JUNE 14, 2005
     ---------------------------------------------------------
            (Date of Event Which Requires Filing of This
                             Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box:         [ ]

                  (Continued on following pages)
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                        (Page 1 of 8 Pages)
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

CUSIP No. 048798-10-2                             Page 2 of 7 Pages

----------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kimco Realty Corporation

----------------------------------------------------------------------



2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]

                                                             (b) [ ]
----------------------------------------------------------------------

3.    SEC USE ONLY

----------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC
----------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [ ]
----------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
----------------------------------------------------------------------
 Number of      7.   SOLE VOTING POWER
  Shares             355,498
            ----------------------------------------------------------
Beneficially    8.   SHARED VOTING POWER
 Owned By            962,289
            ----------------------------------------------------------
   Each         9.   SOLE DISPOSITIVE POWER
 Reporting           355,498
            ----------------------------------------------------------
Person With     10.  SHARED DISPOSITIVE POWER
                     962,289
----------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,317,787
----------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                 [ ]
----------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      37.0%

----------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
----------------------------------------------------------------------

CUSIP No. 048798-10-2                             Page 3 of 7 Pages

----------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kimco Realty Services, Inc.

----------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]

                                                             (b) [ ]
----------------------------------------------------------------------

3.    SEC USE ONLY

----------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC, AF
----------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [ ]
----------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
----------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER
  Shares            none
            ----------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER
 Owned By           962,289
            ----------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER
 Reporting          none
            ----------------------------------------------------------
Person With    10.  SHARED DISPOSITIVE POWER
                    962,289
----------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      962,289
----------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                 [ ]
----------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.0%

----------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      CO
----------------------------------------------------------------------

CUSIP No. 048798-10-2                             Page 4 of 7 Pages

----------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Milton Cooper

----------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]

                                                             (b) [ ]
----------------------------------------------------------------------

3.    SEC USE ONLY

----------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
----------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                 [ ]
----------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
----------------------------------------------------------------------
 Number of      7.  SOLE VOTING POWER
  Shares            29,824
            ----------------------------------------------------------
Beneficially    8.  SHARED VOTING POWER
 Owned By           3,127
            ----------------------------------------------------------
   Each         9.  SOLE DISPOSITIVE POWER
 Reporting          29,824
            ----------------------------------------------------------
Person With    10.  SHARED DISPOSITIVE POWER
                    3,127
----------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      32,951
----------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                 [ ]
----------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      .9%

----------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON REPORTING

      IN
----------------------------------------------------------------------

     This Amendment No. 14 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, August 10, 2000, August 23,
2000, August 9, 2001, January 31, 2003, August 3, 2004, February 24, 2005, March
28, 2005 and May 13, 2005 by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services") (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

     On June 14, 2005, Kimco and the Company entered into an amendment to the Indemnification Agreement dated as of March 28, 2005 (as amended on May 12, 2005, the "Indemnification Agreement"), pursuant to which the Company agreed to extend the Exclusivity Period (as defined in the Schedule 13D) until July 11, 2005.

     Kimco, Services and Milton Cooper each reserves the right, based on all relevant factors, and in each case subject to the provisions of the Standstill Agreement (as defined in the Schedule 13D), to acquire additional Shares, to dispose of all or a portion of its holdings of Shares, to modify, amend or rescind any proposals with respect to the Property (as defined in the Schedule
13D)(including the Proposal (as defined in the Schedule 13D)), to make any alternative proposals with respect to an acquisition of Shares or assets of the Company, a merger, a reorganization or any other extra-ordinary transaction involving the Company or its assets, or to change its intention with respect to any or all of the matters referred to in this Item 4.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

           Exhibit 11. Indemnification Agreement.

                             SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    KIMCO REALTY CORPORATION



                                    By: /s/ Milton Cooper
                                       -----------------------------------
                                       Name:  Milton Cooper
                                       Title: Chairman and Chief
                                              Executive Officer

                                     KIMCO REALTY SERVICES, INC.


                                    By: /s/ Milton Cooper
                                       -----------------------------------
                                       Name: Milton Cooper
                                       Title:   President


                                        /s/ Milton Cooper
                                    --------------------------------------
                                    Milton Cooper
June 16, 2005

                           Exhibit Index


Exhibit 11. Amendment dated as of June 14, 2005, by and among Atlantic
           Realty Trust and Kimco Realty Corporation to the Indemnification Agreement, dated as of March 28, 2005.